

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Via E-mail
Kevin J. Gadawski
President and Chief Executive Officer
PSM Holdings, Inc.
5900 Mosteller Drive
Oklahoma City, OK 73112

> **Re: PSM Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2014**
> **File No. 000-54988**

Dear Mr. Gadawski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal to Amend the Certificate of Incorporation, page 2

General

1. Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A and Item 11 for the private placement.

2. Add a section that includes the pro forma information required by Item 13 of Schedule 14A.

Purpose for the Increase of Authorized Shares, page 3

3. Include disclosure in this section that provides the exact amounts of the dilutive effect of the conversion of the Series C and D preferred shares on earnings per share and the book value per share of your common stock. In addition, revise to include the percentage by which the existing stockholders' ownership will decrease upon the conversion of the Series C and Series D preferred shares.

Interests of Certain Persons in the Certificate of Amendment, page 3

4. Revise to include the information regarding Mr. Margolies' interest in the amendment to the articles that is disclosed in your current report on Form 8-K filed April 3, 2014. Confirm that all direct or indirect interests of the directors and executive officers have been disclosed.

Security Ownership of Certain Beneficial Owners and Management, page 4

5. Revise the table to include the Series C and Series D preferred shares. Add columns showing the amount of preferred stock that the beneficial owners received in the private placement, the shares of common stock that they will hold if the preferred shares are converted, and their percentages of ownership after conversion. If there are any investors in the private placement that could beneficially own more than 5% of your outstanding common stock when the preferred shares are converted that are not already included in the table, please include such persons in the revised table.

Current Report on Form 8-K filed April 3, 2014

6.   In future filings, revise to include the correct file number on the cover page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney